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VIA EDGAR

July 27, 2022

Ms. Alyssa Wall

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

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Re:	GigaCloud Technology Inc; Anticipated Price Range
Registration	Statement on Form F-1 (File No. 333- 266058)

Dear Ms. Wall,

This letter is furnished on behalf of GigaCloud Technology Inc (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us during a phone call on July 26, 2022, and in connection with the Company’s Amendment No. 2 to Registration Statement on Form F-1 to be filed with the Commission on July 27, 2022 (the “Registration Statement”). This letter explains how the Company determined the estimated fair value of the ordinary shares and the reasons for any differences between the recent valuation of the Company’s ordinary shares leading up to the Company’s initial public offering (the “IPO”) and the estimated offering price.

To assist the Staff in its review, the Company advises the Staff that it presently estimates, considering information currently available and current market conditions and based in part on information received by the underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $10.25 and $12.25 per Class A ordinary share, with a mid-point of $11.25 per Class A ordinary share, assuming a successful IPO with gross proceeds of US$27.6 million, using the mid-point of the range (or $31.7 million if the underwriter exercises the over-allotment option to purchase additional Class A ordinary shares in full) in the near term, which represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The estimate does not take into account the probability of alternative outcomes that could yield lower valuations and is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range for the offering will correspond to, or that the final offering price will fall within, this estimated indicative range.

Resident Partners: Amy E. Beckingham Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua Simon J. Cooke	Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York) Benjamin P. Su (New York)	Daying Zhang (New York)

The Company respectfully advises the Staff that the fair value of the Company’s share awards is assessed using the binomial option pricing model and is affected by the price of the ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions. A detailed description of the valuation method used in the valuation of the fair value of the share awards of the Company is set forth in the notes to the Company’s consolidated financial statements included in the Registration Statement.

The development from the valuation applied from $6.15 per ordinary share in July 2021 to $7.50 per ordinary share in March 2022 and further to $11.25 per share, the midpoint of the estimated price range price of the offering, in July 2022 was primarily attributable to the following factors:

•	Change in key assumptions used in valuation model

The fair value of ordinary shares increased from $6.15 per ordinary share in July 2021 to $7.50 per ordinary share in March 2022, primarily due to changes in the key assumptions used in the valuation model while the Company’s business operations grew during this period time. The key valuation assumptions included (i) a decrease in the implied assumption of discount rate deployed in the valuation models from 17% to 16% due to the changes of market inputs including comparable companies data used in estimating these inputs, (ii) a reduction of the consummation period of the Company’s IPO from 12 months to five months based on the management’s then-current estimate of the IPO process, and (iii) a decrease in the implied discount for lack of marketability from 9.5% to 6.5% with the approaching of the IPO date, following which a liquid public market for the Company’s Class A ordinary shares is expected to develop.

The fair value of ordinary shares increased from $7.50 per ordinary share in March 2022 to $11.25 per ordinary share, the midpoint of the estimated price range price of the offering, in July 2022 primarily due to (i) a decrease in the implied assumption of discount rate deployed in the valuation models from 16% to 15%, and (ii) a decreased in the implied discount for lack of marketability from 6.5% to 0%, and all outstanding preferred shares would be converted into ordinary shares. The Company’s IPO will increase the liquidity and marketability of its ordinary shares. The Company’s IPO will also provide it with additional capital, enhance its ability to access capital markets to grow its business, and raise its overall profile.

•	Organic growth of the Company’s business

The Company’s business continued to grow during the period. The Company’s total revenues in 2020 and 2021 were $275.5 million and $414.2 million, representing 125.3% and 50.4% year-over-year growth, respectively, and in the three months ended March 31, 2021 and 2022 were $94.5 million and $112.4 million, representing 19.0% period-over-period growth, respectively. The increase in revenues was primarily due to continued increase in market demand for large parcel merchandise, driven by the increase in scale in the Company’s GigaCloud Marketplace. The Company continued to experience significant growth in its revenue in the second quarter of 2022 compared to the same period in 2021.

In 2020 and 2021 and the three months ended March 31, 2021 and 2022, the Company’s total GMV was $283.7 million, $541.8 million, $121.4 million and $140.1 million, respectively, of which GigaCloud Marketplace GMV was $190.5 million, $414.2 million, $89.5 million and $113.4 million, respectively, and off-platform ecommerce GMV was $93.2 million, $127.6 million, $31.9 million and $27.0 million, respectively. Furthermore, the number of active users in GigaCloud Marketplace continued to grow during this period. In 2020 and 2021 and the three months ended March 31, 2021 and 2022, the number of active 3P sellers was 210, 382, 236 and 410, respectively, and the number of active buyers was 1,689, 3,566, 2,138 and 3,782, respectively. The increase in active users has contributed to increased transactions and GMV in the Company’s marketplace and growth. The Company continued to experience strong growth in both the Company’s total GMV and number of active users in the second quarter of 2022 compared to the same period in 2021. The GMV in the first half of 2022 grew faster than anticipated, primarily due to consumers increasingly embraced online purchases for large parcel products and as the Company were able to attract and retain sellers and buyers in its marketplace due to both the network effect and its ability to broaden products and services offered on its marketplace. As the Company is also looking to expand its existing 1P product offerings, the Company’s SKUs have increased from 7,245 as of March 31, 2022 (as indicated in the Registration Statement) to over 7,400 as of the end of the second quarter in 2022. Furthermore, as the Company’s fulfillment and logistics networks have become more global and increasingly complex, the Company continued to invest in human capital in the areas of fulfillment and logistics capabilities, including hiring experienced managers in supply chain management.

•	Ocean freight rates and services steadied

As discussed in the Company’s Registration Statement, in 2021 and the three months ended March 31, 2022, ocean freight costs increased significantly due to COVID-19 induced travel restrictions which substantially reduced global air freight capacities and led to shortages in global ocean freight capacities. Shipping costs to procure the Company’s inventories, including ocean freight costs, are included in the balance of inventories and the increase in ocean freight costs contributed to an increase in the Company’s inventories and cash outflows from operating activities in 2021 and the three months ended March 31, 2022. The Company has entered into a number of contracts with third party transportation service providers to mitigate the impact against any further increase in ocean freight costs in the short-term. In the second quarter of 2022, the ocean freight rates have become more stable given high level of existing inventories, with shipping and port services normalized as some of the shipping bottlenecks dissipated. For example, the volume of products the Company stored and managed on behalf of the sellers in the Company’s warehouses has increased significantly in the second quarter of 2022, compared to the same period in 2021 when the ocean freight costs surged. Such increase in volume of products further contributed to increases in the Company’s fulfillment fees and 3P products available on its marketplace for sale. These trends should have a positive impact on the Company’s margins.

•	Substantially enhanced balance sheet and financial resources

Given the proximity to the completion of the IPO, the estimate range of the IPO prices assumes a successful offering. A successful offering will provide the Company with (i) proceeds that will strengthen the balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) higher brand value to attract new customers as a publicly listed company. Furthermore, the Company has entered into a two-year credit facility agreement in July 2022, enabling the Company to borrow up to $50 million during the term of the facility and further improved the Company’s liquidity. These factors have been reflected in the valuation implied by the estimated range of the IPO price.

•	Conversion of preferred shares

The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of the Company’s ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares and liquidation payments in preference to holders of ordinary shares. The estimated preliminary IPO price range assumes the conversion, on a share-for-share basis, of all of the preferred shares into ordinary shares immediately prior to the completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the ordinary shares after the IPO.

The Company respectfully advises the Staff that in determining the fair value of the ordinary shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidelines prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes neither the estimated mid-point of the preliminary indicative price range for this offering nor the final offering price itself should be construed as a reasonable estimate of the fair value of its ordinary shares as of various dates before this offering.

Miscellaneous

The Staff inquired about the reason for the weighted average exercise price of $0.05 of all of the 2,833,812 options granted in 2020 and the 1,160,557 options granted in 2021 to eligible employees as noted in FN 13 of the Company’s audited consolidated financial statements. As the employees eligible to receive options were non-US tax payers, there are no restrictions as to the exercise price to be determined by the Board. The low exercise price was determined by the Board as a commercial matter to provide incentives to the employees.

The Staff also inquired about the reason for the weighted average fair value of the restricted shares as of the grant date at $0.0015 per share as noted in FN 12 of the Company’s unaudited condensed consolidated financial statements. The reason is that the eligible grantees had to pay a purchase price of $7.48 per share to subscribe for the restricted shares, within 45 days of the grant date. The $0.0015 per share reflects the net fair value after the fair value of the underlying shares was deducted by the amount of the purchase price paid by the grantees for such restricted shares.

The Staff also inquired about the calculations of the pro forma net tangible book value per ordinary share of $3.53 as disclosed on page 103 of the Registration Statement. Pro forma net tangible book value per ordinary share represents the pro forma net tangible book value of $131.6 million, divided by the sum of: (i) 27,977,890 Class A ordinary shares (which included the vest and exercise of 1,056 share options not recorded in the Trust Holdcos to be newly issued as Class A ordinary shares on a one-for-one basis upon the completion of this offering) issued and outstanding on a pro forma basis and (ii) 9,326,732 Class B ordinary shares issued and outstanding on a pro forma basis.

***

If you have any question regarding the foregoing matters, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Kwok Hei David Lau, Chief Financial Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Anthony W. Basch, Partner, Kaufman & Canoles